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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                  FURON COMPANY
                            (Name of Subject Company)

                           FCY ACQUISITION CORPORATION

                                 NORTON COMPANY

                            COMPAGNIE DE SAINT-GOBAIN
                                    (Bidders)

                         Common Stock, without par value
                         (Title of Class of Securities)

                             -----------------------
                                    361106107
                                 (Cusip Number)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                           Valley Forge, PA 19482-0101
                            Telephone: (610) 341-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)


                                   Copies to:

                             Carole Schiffman, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4256



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




CUSIP No.       361106107
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       1 NAMES OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         FCY Acquisition Corporation
         I.R.S. Employer Identification No. 23-3015144

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       2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

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       3 SEC USE ONLY

       4 SOURCE OF FUNDS

         AF
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       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             |_|

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       6 CITIZENSHIP OR PLACE OF ORGANIZATION

         California

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       7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         243,954*

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       8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                             |_|

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       9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         1%

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      10 TYPE OF REPORTING PERSON

         CO

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*See footnote on page 4.

CUSIP No.       361106107
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       1 NAMES OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Norton Company
         I.R.S. Employer Identification No. 04-1680390

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       2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

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       3 SEC USE ONLY

--------------------------------------------------------------------------------

       4 SOURCE OF FUNDS

         AF

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       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             |_|

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       6 CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

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       7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         243,954*

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       8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                             |_|

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       9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         1%

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      10 TYPE OF REPORTING PERSON

         CO

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*See footnote on page 4.

CUSIP No.       361106107
--------------------------------------------------------------------------------

       1 NAMES OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Compagnie de Saint-Gobain
         S.S. and I.R.S. Employer Identification No. N/A

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       2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

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       3 SEC USE ONLY

--------------------------------------------------------------------------------
       4 SOURCE OF FUNDS

         WC

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       5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                             |_|

--------------------------------------------------------------------------------

       6 CITIZENSHIP OR PLACE OF ORGANIZATION

         France

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       7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

         243,954*

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       8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                             |_|

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       9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         1%

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      10 TYPE OF REPORTING PERSON

         HC, CO

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         *On September 18, 1999, FCY Acquisition Corporation (the "Purchaser")
entered into a Shareholder Agreement with the Chairman, President and Chief Executive Officer of Furon Company (the "Company") (such individual, the "Shareholder"), pursuant to which the Shareholder has unconditionally agreed to tender into the Offer (as defined in the Schedule 14D-1 defined below), and not to withdraw therefrom, the shares of Common Stock, without par value (the "Shares") of the Company that he owned on September 18, 1999 (comprising 243,954 Shares), as well as any other Shares that he thereafter acquires, including upon the exercise of stock options. In addition, the Shareholder has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Shares subject to the Shareholder Agreement to vote such Shares under certain circumstances. The Purchaser's right to vote the Shares subject to the Shareholder Agreement is reflected in Rows 7 and 9 in each of the tables above. A copy of the Shareholder Agreement is described more fully in Section 10 of the Offer to Purchase dated September 24, 1999 attached to the Schedule 14D-1 as Exhibit (a)(1).

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on September 24, 1999 by FCY Acquisition Corporation ("Purchaser"), Norton Company ("Parent") and Compagnie de Saint-Gobain with respect to a tender offer by Purchaser to purchase all outstanding shares of common stock, without par value, (including the associated preferred share purchase rights) (collectively, the "Shares") of Furon Company (the "Company"), at $25.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the
Schedule 14D-1.

         All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 14D-1.

   Item l0.  Additional Information.

     Item 10(b)-(c) is hereby amended and supplemented by adding to the end thereof the following:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the purchase of the Shares pursuant to the Offer expired as of 11:59 P.M. (EDT) on October 15, 1999. Additionally, the waiting period under the Gesetz gegen Wettbewerbsbeschrankungen (the German Act Against Restraints of Competition) applicable to Purchaser's acquisition of the Shares pursuant to the Offer was terminated on October 14, 1999. A copy of the press release, dated October 18, 1999, issued jointly by the Company and Parent disclosing such expiration and termination is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

   Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit:

     (a)(9) Text of joint press release issued by the Company and Parent dated October 18, 1999.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 1999

                           FCY ACQUISITION CORPORATION



                           By: /s/ George B. Amoss
                              -------------------------------------------
                              Name: George B. Amoss
                              Title: Vice President



                           NORTON COMPANY



                           By: /s/ George B. Amoss
                              -------------------------------------------
                              Name: George B. Amoss
                              Title: Vice President




                           COMPAGNIE DE SAINT-GOBAIN



                           By: /s/ Gianpaolo Caccini
                              ------------------------------------------
                              Name: Gianpaolo Caccini
                              Title: Senior Vice President

                              EXHIBITS INDEX


Exhibit
Number                          Title
-------                         -----

(a)(1)     Offer to Purchase dated September 24, 1999.*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(3)     Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Text of joint press release issued in the United States by the Company and Parent dated September 19, 1999.*

(a)(7) Text of press release issued in France by Saint-Gobain dated September 20, 1999.*

(a)(8) Summary advertisement as published in The Wall Street Journal on September 24, 1999.*

(a)(9) Text of joint press release issued by the Company and Parent dated October 18, 1999.**

(c)(1) Agreement and Plan of Merger dated as of September 18, 1999 among the Company, Parent and Purchaser.*

(c)(2) Stock Option Agreement dated as of September 18, 1999 among the Company, Parent and Purchaser.*

(c)(3) Shareholder Agreement dated as of September 18, 1999 between Purchaser and J. Michael Hagan.*

(c)(4) Confidentiality Agreement dated as of May 27, 1999 between the Company and Saint-Gobain Industrial Ceramics, Inc., a wholly owned subsidiary of Parent.*





----------
  *Previously Filed.
 **Filed with this Amendment No. 1.

                                                                 Exhibit (a)(9)

                                                NEWS RELEASE


FURON COMPANY                                   NORTON COMPANY
29982 Ivy Glenn Drive                           750 E. Swedesford Road
Laguna Niguel, California 92677                 Valley Forge, Pennsylvania 19482
Contact: Monty Houdeshell                       Contact: Dorothy C. Wackerman
Phone: 949-831-5350                             Phone: 610-341-7428

                             FOR IMMEDIATE RELEASE:

          NORTON COMPANY AND FURON COMPANY ANNOUNCE EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD AND RECEIPT OF GERMAN REGULATORY
                                    APPROVAL

October 18, 1999 -- Laguna Niguel, CA and Valley Forge, PA -- Norton Company and Furon Company (NYSE: FCY) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired as of 11:59 P.M. (EDT) on October 15, 1999. The waiting period refers to the time during which the U.S. government could request additional information or documents with respect to the proposed acquisition by Norton of Furon. Additionally, Norton today announced that the acquisition has received regulatory approval in Germany under the German Act Against Restraints of Competition.

As previously announced, Norton Company and Furon are parties to a merger agreement. Under the agreement, Norton Company commenced a tender offer on Friday, September 24, 1999, to purchase all of the outstanding shares of Furon at $25.50 per share, net to the seller in cash (excluding any tax effect). The tender offer currently is scheduled to expire at 12:00 midnight (EDT) on Friday, October 22, 1999, but may be extended by Norton under certain conditions. The offer is made on the condition that Norton acquires at least 90% of all outstanding Furon shares. However, if more than 50% but fewer than 90% of such shares are tendered into the offer, Norton will, under certain circumstances, reduce the number of shares subject to the offer to 49.99% of the outstanding shares and subsequently pursue a merger with Furon.

Furon is a leading designer, developer and manufacturer of highly engineered products made primarily from specially formulated high-performance polymer materials.

Norton Company is an indirect wholly owned subsidiary of Compagnie de Saint-Gobain. A worldwide manufacturer serving a broad range of industries, Norton is the world's leading manufacturer of abrasives, and produces technologically advanced ceramics, plastics and chemical process products. Norton's performance plastics business unit processes high-performance plastics which are formed into flexible foams, bearings, flexible tubing, radomes, pressure sensitive tapes, labware fittings, sealants and films.

Saint-Gobain, one of the top 100 industrial companies in the world, is a leading producer of flat glass, glass containers, insulation, reinforcements, building materials, abrasives, industrial ceramics and piping. The company's 1998 sales totaled approximately $20 billion.

Certain statements contained in this release are forward looking and involve risks and uncertainties. Those risks and uncertainties include, but are not limited to, the effect of general economic conditions, impact of competitive products and pricing, general product demand, industrial production and the other factors disclosed in Furon's Securities and Exchange Commission filings.


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